AEP ENERGY SERVICES, INC.
                      QUARTERLY REPORT PER REQUIREMENTS OF
                    HOLDING COMPANY ACT RELEASE NO. 35-27062
                     FOR THE QUARTER ENDED DECEMBER 31, 2000


AEP Energy Services, Inc. did not form any new subsidiaries during the quarter ended December 31, 2000.

The other information required to be reported under HCAR No. 35-27062 is included in the Form U-9C-3 report of AEP Energy Services,Inc. for the quarter ended December 31 2000.